Rule 424(b)(3)

File No. 333-50509

PROSPECTUS SUPPLEMENT

To Prospectus Dated August 12, 1998

This prospectus supplement provides supplemental information to the Prospectus concerning Selling Shareholders. On page 16 of the Prospectus, the discussion under the caption “Selling Shareholders” is supplemented as follows:

SELLING SHAREHOLDERS

This Prospectus also relates to the potential offer of the Shareholders’ Shares from time to time following the Merger by the holders of common stock identified in the table below, or the Selling Shareholders. The following table sets forth the names of the Selling Shareholders and (i) the number of shares of common stock beneficially owned by each Selling Shareholder, (ii) the maximum number of shares of common stock which may be offered by this Prospectus for the account of each Selling Shareholder, and (iii) the amount and percentage of common stock that would be owned by each Selling Shareholder after completion of the offering, assuming the sale of all of the common stock which may be offered by this Prospectus.

Name of Selling Shareholder	Shares Owned Prior to Offering(1)	Shares Offered By This Prospectus(2)	Shares Owned After Offering	% of All Outstanding Common Stock After Offering (3)
SCH Minority Holdings, LLC (4)	7,161,697	1,448,512	5,713,185	9.5%
Six Continents Hotels, Inc. (4)	2,457,046	2,457,046	0	0.0%
Donald J. McNamara (5)	811,200 (6)	789,283	21,917	0.0%
Malakoff Land & Cattle Company (7)	16,184	16,184	0	0.0%

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(1)	Beneficial ownership as of August 1, 2005, based upon information provided by the Selling Shareholders.
(2)

Assumes the sale of all shares of common stock registered pursuant to this Prospectus, although the Selling Shareholders are under no obligation known to FelCor to sell any shares of common stock at this time.

(3)	Based on 60,135,804 shares of FelCor common stock outstanding on August 1, 2005.
(4)

SCH Minority Holdings, LLC and Six Continents Hotels, Inc. are affiliates of InterContinental Hotels Group PLC. At June 30, 2005, of the 133 consolidated hotels included in FelCor’s continuing operations, subsidiaries of InterContinental Hotels Group managed 51. InterContinental Hotels Group beneficially owns an aggregate of 10,032,428 shares of FelCor common stock, representing approximately 16.7% of outstanding FelCor common stock. These shares of common stock are held by the following affiliates of InterContinental Hotels Group: SCH Minority Holdings, LLC owns an aggregate of 7,161,697 shares of FelCor common stock, of which 1,448,512 shares are reflected in the table above and 5,713,185 shares are registered for resale under a separate registration statement (File No. 333-122221); Six Continents Hotels, Inc. owns the shares reflected in the table above; and ICH Group Resources, Inc. owns an aggregate of 413,685 shares of FelCor common stock, which shares are registered for resale under a separate registration statement (File No. 333-125040).

(5)	Donald J. McNamara is, and has since July 1998 served as, the Chairman of the Board of Directors of FelCor.
(6)

Includes 250 shares of common stock held by his IRA and 667 shares of common stock held by his Self Employer Plan. Excludes 16,184 shares held by Malakoff Land & Cattle Company, which holds the shares for the benefit of certain members of his family. See footnote 7 below for further information regarding Malakoff Land & Cattle Company.

(7)

Kevin McNamara, the brother of Donald J. McNamara, is the Trustee of Malakoff Land & Cattle Company, which is the registered holder of 16,184 shares of FelCor common stock. Kevin McNamara is deemed to be the beneficial owner of these shares and, as Trustee of Malakoff Land & Cattle Company, has sole voting and disposition power of these shares. Malakoff Land & Cattle Company holds these shares for the benefit of certain members of Donald J. McNamara’s family. Donald J. McNamara does not have investment control over the shares held by Malakoff Land & Cattle Company and disclaims any beneficial ownership of these shares. See footnotes 5 and 6 above for further information regarding Donald J. McNamara.

Prospectus Supplement

Dated August 15, 2005

Donald J. McNamara, FelCor’s Chairman of the Board of Directors since July 1998, and Malakoff Land & Cattle Company have been substituted in the foregoing table for United/Harvey Investors I, L.P., United/Harvey Investors II, L.P. United/Harvey Investors III, L.P., United/Harvey Investors IV, L.P. and United/Harvey Investors V, L.P., which collectively owned an aggregate of 9,630,875 shares of FelCor common stock that were offered for resale under this prospectus. The United/Harvey partnerships were deemed to be affiliated with Donald J. McNamara, whose ownership interests in the United/Harvey partnerships represented indirect beneficial ownership of an aggregate of 789,283 shares of the FelCor common stock held by the United/Harvey partnerships. Malakoff Land & Cattle Company’s ownership interests in the United/Harvey partnerships represented an indirect beneficial ownership of 16,184 shares of the FelCor common stock held by the United/Harvey partnerships. Each of the United/Harvey partnerships has distributed the shares of FelCor common stock that it held to their respective limited partners, including Mr. McNamara and Malakoff Land & Cattle Company. As result of the distribution, Mr. McNamara and Malakoff Land & Cattle Company have direct beneficial ownership of 789,283 shares and 16,184 shares, respectively, of the FelCor common stock offered under this prospectus. Following the distribution, the United/Harvey partnerships no longer beneficially own any FelCor common stock.